UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) Of The Securities Exchange Act Of 1934

RINKER GROUP LIMITED

ABN 53 003 433 118

(Name of Subject Company)

RINKER GROUP LIMITED

ABN 53 003 433 118

(Name of Person(s) Filing Statement)

Ordinary Shares
American Depositary Shares, each representing five Ordinary Shares

(Title of Class of Securities)

Ordinary Shares (ISIN: AU000000RIN3)
American Depositary Shares (CUSIP: 76687M101)

(CUSIP Number of Class of Securities)

Peter Abraham

General Counsel &Company Secretary, Rinker Group Limited

Level 8, Tower B, 799 Pacific Highway

Chatswood NSW 2067. Australia

+ 61 2 9412 6678

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Philip T. Ruegger III, Esq.

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Exhibit 1:	Nov 10	Internal website for employees of Rinker Group companies

The attached Exhibit 1 contains pages from the Rinker Group Limited internal website which is maintained solely for the purpose of providing employees of Rinker Group companies with information regarding the proposed offer by Cemex S.A.B. de C.V.  This internal website may only be accessed by employees of Rinker Group companies.

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it is filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement (if and when it becomes available), and other public filings made from time to time by Rinker with the SEC which are related to the proposed offer by Cemex S.A.B. de C.V. (“Cemex”) (if and when the offer is commenced), are available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current expectations and beliefs.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the proposed offer by Cemex.  You are cautioned not to place undue reliance on any forward-looking information.  Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.